Cubios, Inc.

ANNUAL REPORT

4152 Independence Ct

Sarasota, FL 34234

(930) 719-1110

www.wowcube.com

This Annual Report is dated May 3, 2024.

BUSINESS

Cubios, Inc. is a Delaware corporation and is the creator of the WOWCube ® entertainment system — the first-in-class immersive-reality innovative console and the gaming platform providing a unique experience of interacting with the digital world as if it’s a real object by twisting, shaking, and tilting it. CubiOS Inc. focuses on design, development, marketing, and distribution of hi-tech consumer robotic toys and entertainment game platforms. It is an independent R&D and manufacturing company, developing breakthrough technologies and innovations, and building the ecosystem around the WOWCube ® entertainment system. The CubiOs Studio is the company's game-design lab that creates next-gen digital apps & widgets running on the WOWCube ® entertainment console.

Cubios, Inc., a California corporation was originally incorporated on April 11, 2017. On June 28, 2021, Cubios, Inc., a Delaware corporation was formed and merged with the California entity such that the Delaware entity was the surviving entity.

Company is currently actively selling its products.

The company owns the IP. We have 14 utility patents awarded to date in the US, European Union, Japan, Korea, China, Australia and Russia. We have 30+ utility and design patent applications pending in these and some other jurisdictions (including Brazil, Mexico, India). The first filing are centered around innovative hardware features (unique magnetic connectors enabling device transformability); recent filings include innovative UX features leveraging the console's unique topology.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $2,031,313.45

Number of Securities Sold: 2,518,850

Use of proceeds: funding company operation

Date: March 31, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $3,082,181.22

Number of Securities Sold: 749,482

Use of proceeds: funding company operation (certain shares recently issued are not included in amount outstanding or included in valuation calculation)

Date: July 12, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $600,000.00

Use of proceeds: funding company operations

Date: September 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $1,100,000.00

Use of proceeds: funding company operations

Date: March 01, 2021

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

How long can the business operate without revenue:

The latest round of financing (Round AA, May 2024) allows company to operate for at least 6 months at the current level of expenses without revenue genereation.

Foreseeable major expenses based on projections:

The major expenses for the next 2 years will be the marketing costs and manufacturing.

Future operational challenges:

An unpredicted increase in product demand could result in manufacturing scalability challenges.

Future challenges related to capital resources:

These challenges will be unlikely but potential challenges include:

- delay sales launch campaign

- fail to sign retailers in the United States for distribution

- weak demand for WowCube Entertainment system

- educational toys market stagnation

- warranty issues exceeding our projections

Future milestones and events:

Below represents the milestone goals for the company:

June 2024 - mass online sales start

July 2024 - first retail store entrance

September 2024 - wowcube 2.0 - next generation of the product with 2.5 times reduced cost of manufacturing

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $398,266.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Debtor: Maxim Filin

Amount Owed: $25,224.66

Interest Rate: 5.0%

Maturity Date: December 31, 2025

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Max Filin

Max Filin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder & CEO

Dates of Service: February, 2020 - Present

Responsibilities: • Leading the development of the company’s short- and long-term strategy • Creating and implementing the company or organization’s vision and mission • Setting strategic goals and making sure they are measurable and describable • Participating in industry-related events or associations that will enhance the leadership skills, the organization's reputation, and the organization's potential for success. • Work with finance team to develop a solid cash flow projection and reporting mechanism, which includes setting a minimum cash threshold to meet operating needs. • Optimize the handling of banking relationships and work closely with CTO, CFO to foster and grow strategic financial partnerships. • Create, improve, implement, and enforce policies and procedures of the organization that will improve operational and financial effectiveness of the company. • Help with recruiting new staff members when necessary. • Create an environment that promotes great performance and positive morale. • Work with senior stakeholders, CTO, CFO, CLO, CIPO, and other executives. • Identify and address problems and opportunities for the company. • Oversee day-to-day operation of the company. • Act as a strategic advisor and consultant offering expert advice on contracts, negotiations, or that the corporation may enter into. Max Filin has a monthly salary of $12.000 and equity compensation of 1042 of shares

Other business experience in the past three years:

Employer: Cubios, Inc.

Title: CPO COO

Dates of Service: May, 2019 - June, 2021

Responsibilities: "• Supervising all daily operations of the company, including, marketing and sales, excluding IT • Preparing and presenting reports to the Chief Executive Officer • Working closely with the Chief Executive Officer and Chief Financial Officer on all matters related to the business • Performing employee reviews and developing corrective action plans if needed • Developing and implementing strategies, procedures and business plans needed to enhance company growth • Working with the executive team to set company performance goals • Cultivating and providing opportunities for rising talent within the organization • Maintain supply chain and hardware manufacturing process"

Other business experience in the past three years:

Employer: Merlion

Title: Product Team Lead

Dates of Service: June, 2008 - May, 2019

Responsibilities: "Devised new business strategies including company procurement strategy. Sourced new suppliers. Ensured company obtained the best possible price for goods and services. Developed cost-efficiency strategy and direct partnerships. Control of the full cycle of launching Private Brands products in to the Russian market. Such as choosing a products, sourced new suppliers, contracts, design, certification, purchase planning, production, quality control, logistics, pricing, defined sales strategy, choosing of distribution channels, marketing, promotion and sales development, negotiation with major customers, retail chains, online network, mobile operators, sub-disties. Coordinated with various groups in different countries to resolve and reduce operational and manufacturing problems to minimize costs. For the following product categories - Smart Phones, Tablet PC, Notebooks, Smart Home and Security Products, Portable Digital Projectors, GPS/Glonass navigation systems, DVR, e-books, DPF, MP3/MP4 players, In-car Electronics, FM transmitters, Drawing boards, Kids Tablets, CCTV Systems) Control of local production of Computer cases and Power Supplies Classical Distribution (Overseas purchasing in Asia, US, Europe) DVR , Wearable Electronics, PSU, Computer Chassis, Keyboards, Mice, Speakers. Etc. "

Name: Ilya Osipov

Ilya Osipov's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder & President

Dates of Service: April, 2017 - Present

Responsibilities: "• Oversee all other executives and staff within the organization. • Meet with board of directors and other executives to determine if company is in accordance with goals and policies. • Oversee budgets. • Develop business investment and capitalization. • Direct the organization's financial goals, objectives, and budgets. • Implement the organization's guidelines on a day-to-day basis. • Preside over quality control. • Hire, train, and terminate employees. • Develop and implement strategies and set the overall direction of a certain area of the company or organization. • Oversee the investment of funds and manage associated risks, supervise cash management activities, execute capital-raising strategies to support a firm's expansion, and deal with mergers and acquisitions. • Provide visionary and strategic leadership for the organization. • Collaborate with the board of directors to develop the policies and direction of the organization. • Ensure members of the Board of Directors have the information necessary to perform their fiduciary duties and other governance responsibilities. • Develop and maintain relationships with other companies, industry, and government officials that are in the best interest of the company. • Provide adequate and timely information to the Board to enable it to effectively execute its oversight role. • Direct staff, including organizational structure, professional development, motivation, performance evaluation, discipline, compensation, personnel policies, and procedures. "

Position: CTO

Dates of Service: February, 2020 - Present

Responsibilities: "• examines the short and long term needs of an organization, and utilizes capital to make investments designed to help the organization reach its objectives... • performs as the highest technology executive within the company and leads the technology /engineering organization • maintains a working familiarity with regulatory and intellectual property (IP) issues (e.g. patents, trade secrets, license contracts); interfaces with legal counsel to incorporate these considerations into strategic planning and inter-company negotiations. Ilya Osipov has a monthly salary of $12.000

Other business experience in the past three years:

Employer: i2istudy.com

Title: CEO

Dates of Service: May, 2013 - October, 2019

Responsibilities: • Leading the development of the company’s short- and long-term strategy • Creating and implementing the company or organization’s vision and mission • Setting strategic goals and making sure they are measurable and describable • Participating in industry-related events or associations that will enhance the leadership skills, the organization's reputation, and the organization's potential for success. • Work with finance team to develop a solid cash flow projection and reporting mechanism, which includes setting a minimum cash threshold to meet operating needs. • Optimize the handling of banking relationships and work closely with CTO, CFO to foster and grow strategic financial partnerships. • Create, improve, implement, and enforce policies and procedures of the organization that will improve operational and financial effectiveness of the company. • Help with recruiting new staff members when necessary. • Create an environment that promotes great performance and positive morale. • Work with senior stakeholders, CTO, CFO, CLO, CIPO, and other executives. • Identify and address problems and opportunities for the company. • Oversee day-to-day operation of the company. • Act as a strategic advisor and consultant offering expert advice on contracts, negotiations, or that the corporation may enter into.

Other business experience in the past three years:

Employer: Trident Invents LLC

Title: Inventor

Dates of Service: April, 2018 - Present

Responsibilities: Puzzle Inventor: Auzzle, Oz-Cube & TrueChallenge puzzles.

Name: Alexander Yurasov

Alexander Yurasov's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Engineering Officer, Chief Research and Development Officer, Head of Development

Dates of Service: October, 2018 - Present

Responsibilities: • Leading the development of the software dev short- and long-term strategy • Design and implement business strategies, plans and procedures • Set comprehensive goals for performance and growth • Lead engineers to encourage maximum performance and dedication • Evaluate performance by analyzing and interpreting data and metrics • Write and submit reports to the CEO in all matters of importance • Manage relationships with partners/vendors/3rd party companies • Hiring of software and hardware engineers, test engineers, designers and other technical staff • Manage full cycle of all areas of company software development: mobile apps, website, WOWCube applications, platform development, design • Project, Strategic, People and Risk management activities • Oversee day-to-day operation of the R&D departments in the company • Collaborating with colleagues to implement policies and develop improvements • Setting goals for departments and individual managers • Organize and coordinate inter- and intradepartmental operations • Oversee resource allocation and budgeting • Provide guidance to subordinate staff and evaluate performance • Assume responsibility for timely reporting to senior management or regulatory agencies • Participating in industry-related events or associations that will enhance the leadership skills, the organization’s reputation, and the organization’s potential for success. • Assist in other tasks (e.g. fundraising) as assigned Alexander Yurasov has a monthly salary of $7.000 and equity compensation of 759 of shares

Other business experience in the past three years:

Employer: Orion Innovation

Title: Line Manager / Senior Project Manager

Dates of Service: March, 2016 - December, 2020

Responsibilities: Management of full cycle projects (dev, test, support teams). Carrying out several projects at the same time (3-5) lasting from couple months to several years.

Name: Dmitry Burkovskiy

Dmitry Burkovskiy's current primary role is with Xsolla. Dmitry Burkovskiy currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: July, 2021 - Present

Responsibilities: "• Makes decisions as a fiduciary on behalf of Preferred Class A Stcock shareholders • Hiring and firing of senior executives, • Dividend policies, options policies, and executive compensation. • Helping a corporation set broad goals, supporting executive duties, and ensuring the company has adequate, well-managed resources at its disposal. • Oversight of management’s actions to ensure that the company’s vision is being adhered to. Dmitry Burkovskiy has no salary and no equity compensation

Other business experience in the past three years:

Employer: Xsolla

Title: VP, Global Business Development

Dates of Service: October, 2012 - March, 2019

Responsibilities: Business development for Xsolla, focusing on bringing new partners and keeping current clients satisfied.

Other business experience in the past three years:

Employer: Xsolla

Title: Chief Investment Officer

Dates of Service: March, 2019 - Present

Responsibilities: Oversee all funding initiatives for Xsolla, the video game commerce company that helps developers and publishers market, sell, connect and optimize their games globally.

Other business experience in the past three years:

Employer: Joystick Ventures

Title: Managing Partner

Dates of Service: December, 2019 - Present

Responsibilities: green light for future transactions; final approval of investment transactions; decision-making on companies purchase; fundraising and negotiations.

Other business experience in the past three years:

Employer: Xsolla Capital

Title: Partner

Dates of Service: July, 2016 - May, 2019

Responsibilities: green light for future transactions; final approval of investment transactions; decision-making on companies purchase; fundraising and negotiations.

Name: Marats Kicikovs.

Marats Kicikovs's current primary role is with Bitfury Capital. Marats Kicikovs currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: April, 2023 - Present

Responsibilities: • Makes decisions as a fiduciary on behalf of Preferred Class A Stcock shareholders • Hiring and firing of senior executives, • Dividend policies, options policies, and executive compensation. • Helping a corporation set broad goals, supporting executive duties, and ensuring the company has adequate, well-managed resources at its disposal. • Oversight of management’s actions to ensure that the company’s vision is being adhered to. Marats Kicikovs has no salary and no equity compensation

Other business experience in the past three years:

Employer: Bitfury Capital

Title: Managing Partner

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Ilya Osipov

Amount and nature of Beneficial ownership: 1,087,798

Percent of class: 24.550%

RELATED PARTY TRANSACTIONS

Name of Entity: Max Filin

Relationship to Company: Officer

Nature / amount of interest in the transaction: Promissory Note - $25,224.66

Material Terms: On December 31, 2022, the Company received a Promissory Note agreement with a borrower, Maxim Filin, the CEO of the company, in the amount of $25,224.66 The note bears an interest rate of 5% and has a maturity date set on December 31, 2025

OUR SECURITIES

The company has authorized Common Stock, Preferred Stock, and Non-Voting Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 3,630,177 outstanding.

Voting Rights

1 vote per share

Material Rights

The amount outstanding includes 945,425 shares reserved for issuance under the Company's Stock Incentive Plan (as of April 30, 2024).

There are now 1,268,484 options outstanding and 26,816 shares reserved for issuance under the Company's Stock Incentive Plan. These options are not taken into account in the valuation calculation.

Dividends

The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation’s capital stock.

Preferred Stock

The amount of security authorized is 1,077,664 with a total of 749,482 outstanding.

Voting Rights

The holders of Series A Preferred Stock shall vote together with the holders of common Stock as a single class an on an as-converted to Common Stock basis.

Dividends

The holders of then oustanding shares of Series A Preferred Stock shall be entitled to receive, only when, as and if declared by the Board of Directors, out of any funds and assets legally available therfor, dividencs at the rate of 6% of the Original Issue Price, rounded up to the nearest full cent, for each share of Series A Preferred Stock, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock). (See Exhibit F for additional detail.)

Liquidation Preference

In the event of a liquidation event, holders of Series A Preferred Stock shall be entitled to payment prior to the holders of Common Stock. (See Exhibit F for additional detail.)

Conversion Rights

Holder of Series A Preferred Stock shall have the right, at the option of the holder thereof, to convert their shares of Series A Preferred Stock into a certain amount of shares of Common Stock. (See Exhibit F for additional detail.)

Non-Voting Common Stock

The amount of security authorized is 500,000 with a total of 26,814 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Dividends

The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation’s capital stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

We are an early stage company and have not yet generated any profits - WE ARE IN THE INITIAL STAGE OF SALES OF OUR PRODUCT, GENERATING NEW REVENUES, BESIDES THE SUCCESSFUL PRE-SALE CAMPAIGN IN 2022, WHEN WE RAISED APPROX. $1M IN PRE-SALES. We may never have an operational product or service Some of our products are still in prototype phase and might never be operational products BOTH RISK FACTORS ABOVE ARE NO LONGER RELEVANT, AS WE HAVE OUR FINISHED PRODUCT ON THE MARKET.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 3, 2024.

Cubios, Inc.

By /s/ *Maxim Filin*

Name: Cubios Inc.

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

I, Maxim Filin, the Chief Executive Officer of Cubios Inc., hereby certify that the financial statements of Cubios Inc. and notes thereto for the periods ending 12.31.2022 (first Fiscal Year End of Review) and 12.31.2023 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Cubios Inc. has not yet filed its federal tax return for 2023 year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 30, 2024.

Maxim Filin

_______________________ (Signature)

Chief Executive Officer (Title)

04.30.2024 (Date)

Signature Certificate

Reference number: NPF45-DQVFH-SAUQ7-PX7HC

Signer	Timestamp	Signature
Maxim Filin Email: max.filin@wowcube.com		Maxim Filin
Sent:	03 May 2024 03:00:10 UTC	
Viewed:	03 May 2024 03:00:15 UTC	
Signed:	03 May 2024 03:00:32 UTC	
Recipient Verification:		IP address: 107.167.25.130
✔Email verified	03 May 2024 03:00:25 UTC	Location: Los Angeles, United States

Document completed by all parties on:

03 May 2024 03:00:32 UTC

NOTE 1 – NATURE OF OPERATIONS

Cubios Inc. was formed on 06.28.2021 ("Inception") in the State of Delaware. The financial statements of Cubios Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sarasota, Florida.

Cubios Inc. operates in the technology sector, focusing on developing and marketing the WOWCube® System, a 3D STEM-certified Edutainment gaming console. The company's operations revolve around this innovative product, which combines physical cube manipulation with digital virtual reality elements. Cubios Inc.'s activities include research and development, manufacturing, marketing, and sales.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Florida state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

As of 12/31/2023, the Company has an outstanding long-term note for $29,985.00 and convertible notes totaling $1,971,486.67, which are to be converted into preferred stock according to the terms of the Series AA round.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company's President, Ilya Osipov, and his partners from a separate business are currently facing litigation in the Superior Court of San Francisco over matters unrelated to Cubios Inc. Mr. Osipov declined to provide further details.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 11,687,000 shares of our common stock with par value of $0.0001. As of 04.30.2024 the company has currently issued 3,681,533 shares of our common stock.

Preferred Stock
We have authorized the issuance of 1,077,664 shares of our preferred stock with par value of $0.0001. As of 04.30.2024 the company has currently issued 749,482 shares of our preferred stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

As of 12/31/2023, the company holds a 5% promissory note issued by Maxim Filin, the CEO, for $25,000.00, with accrued interest totaling $26,474.63, indicating the amount he owes to the company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023, through April 30, 2024, the issuance date of these financial statements. During this period, the balance of our convertible notes increased to $3,970,712.67, and a shareholder loan of $5,000.00 was extended to Ilya Osipov. There have been no other events or transactions during this time that would have a material effect on these financial statements.

Maxim Filin

______________________ (Signature)

Chief Executive Officer (Title)

04.30.2024 (Date)

Signature Certificate

Reference number: DDKBU-FWBWX-M8BJO-NDWSA

Signer	Timestamp	Signature
Maxim Filin Email: max.filin@wowcube.com Sent: Signed:	 03 May 2024 03:03:49 UTC 03 May 2024 03:03:49 UTC	 IP address: 107.167.25.130 Location: Los Angeles, United States

Document completed by all parties on:

03 May 2024 03:03:49 UTC

Page 1 of 1

Signed with PandaDoc

PandaDoc is a document workflow and certified eSignature solution trusted by 50,000+ companies worldwide.

CUBIOS INC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
12 MONTH FEATURED CD - 1065	2,006.69
BoA China Operation *8722	6,141.68
Brex Cash Account - Primary Cash Account	500.00
Business Fundamentals Chk (7782)	82,785.25
Business Investment Acct (5432)	117,014.79
transferwise	189.14
WISE 4923	8,661.30
WOWCUBE LLC (CHASE 0982)	13,806.18
Total Bank Accounts	**$231,105.03**
Other Current Assets	
Due from Partners	25,512.66
StartEngine clearing account	16,422.38
Uncategorized Asset	0.00
Total Other Current Assets	**$41,935.04**
Total Current Assets	**$273,040.07**
Fixed Assets	
Intellectual Property	848,972.81
IP accumulated amortization	-131,903.84
Total Intellectual Property	**717,068.97**
Total Fixed Assets	**$717,068.97**
TOTAL ASSETS	**$990,109.04**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts payable	134,036.55
Total Accounts Payable	**$134,036.55**
Credit Cards	
BoA CC *0367	0.00
Brex CC Cubios Inc	24,007.51

CUBIOS INC

Balance Sheet

As of December 31, 2022

	TOTAL
Total Credit Cards	**$24,007.51**
Other Current Liabilities	
Deferred Revenue	906,664.48
Direct Deposit Payable	0.00
Other Current Liabilities	0.00
Payroll Liabilities	
CA PIT / SDI	0.00
CA SUI / ETT	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
Total Payroll Liabilities	**0.00**
Shareholder loan	23.88
Total Other Current Liabilities	**$906,688.36**
Total Current Liabilities	**$1,064,732.42**
Long-Term Liabilities	
Convertible Note	121,395.00
EIDL advance	0.00
Long Term Note	29,985.00
Other Long Term Liabilities	0.00
Total Long-Term Liabilities	**$151,380.00**
Total Liabilities	**$1,216,112.42**
Equity	
APIC	2,403,739.63
APIC Non-Voting CS	275,999.50
APIC Options and Stock Awards Vesting	135,579.73
APIC Preferred Round A	4,197,014.13
Non-Voting CS issuance cost	-49,616.58
Opening Balance Equity	0.00
Options exercised - APIC	366,725.02
Retained Earnings / (Accumulated deficit)	-4,856,690.07
Share Capital	252.11
Share Capital Non-Voting CS	2.68
Share Capital Preferred Round A	74.81
Treasury stock	-614.11
Net Income	-2,698,470.23
Total Equity	**$ -226,003.38**
TOTAL LIABILITIES AND EQUITY	**$990,109.04**

CUBIOS INC

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
12 MONTH FEATURED CD - 1065	2,006.69
BoA China Operation *8722	0.00
Brex Cash Account - Primary Cash Account	142,004.63
Business Fundamentals Chk (7782)	0.00
Business Investment Acct (5432)	0.00
Cash in transit	3,481.77
Cubios (Momentum *4898)	119,429.20
Kraken	118,766.37
PayPal Bank	39.44
transferwise	220.14
WISE 4923	5,379.82
WOWCUBE LLC (CHASE 0982)	6,938.08
Total Bank Accounts	**$398,266.14**
Other Current Assets	
Advances to contractors - China operations	0.00
Advances to contractors - Inventory production	803,758.60
Amazon clearing account	4,533.91
Due from Partners	26,762.63
Shopify clearing account	0.00
StartEngine clearing account	15,759.65
Uncategorized Asset	0.00
Total Other Current Assets	**$850,814.79**
Total Current Assets	**$1,249,080.93**
Fixed Assets	
Accumulated Amortization (purchase)	0.00
Intellectual Property	1,238,136.07
IP accumulated amortization	-338,760.11
Total Intellectual Property	**899,375.96**
Total Fixed Assets	**$899,375.96**
TOTAL ASSETS	**$2,148,456.89**

CUBIOS INC

Balance Sheet

As of December 31, 2023

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts payable	140,530.25
Total Accounts Payable	**$140,530.25**
Credit Cards	
BoA CC *0367	0.00
Brex CC Cubios Inc	19,561.32
Total Credit Cards	**$19,561.32**
Other Current Liabilities	
Deferred Revenue	593,999.51
Direct Deposit Payable	0.00
Other Current Liabilities	0.00
Payroll Liabilities	57,780.98
CA PIT / SDI	0.00
CA SUI / ETT	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
Total Payroll Liabilities	**57,780.98**
Sales Tax Payable	-1,291.54
Shareholder loan	23.88
Total Other Current Liabilities	**$650,512.83**
Total Current Liabilities	**$810,604.40**
Long-Term Liabilities	
Convertible Note	1,971,486.67
EIDL advance	0.00
Long Term Note	29,985.00
Other Long Term Liabilities	0.00
Total Long-Term Liabilities	**$2,001,471.67**
Total Liabilities	**$2,812,076.07**
Equity	
APIC	2,403,739.63
APIC Non-Voting CS	275,999.50
APIC Options and Stock Awards Vesting	196,344.61
APIC Preferred Round A	4,197,014.13
APIC Preferred Round AA	1,000,000.00
Non-Voting CS issuance cost	-49,616.58
Opening Balance Equity	0.00
Options exercised - APIC	366,725.02
Retained Earnings / (Accumulated deficit)	-7,555,160.30

CUBIOS INC

Balance Sheet

As of December 31, 2023

	TOTAL
Share Capital	252.11
Share Capital Non-Voting CS	2.68
Share Capital Preferred Round A	74.81
Treasury stock	-614.11
Net Income	-1,498,380.68
Total Equity	**$ -663,619.18**
TOTAL LIABILITIES AND EQUITY	**$2,148,456.89**

CUBIOS INC

Profit and Loss

January - December 2022

	TOTAL
Income	
Total Income	
Cost of Goods Sold	
Shipping, Freight & Delivery	15,361.46
Total Cost of Goods Sold	**$15,361.46**
GROSS PROFIT	**$ -15,361.46**
Expenses	
Advertising & Marketing	294,043.67
Bank Charges & Fees	6,489.86
Contractors	1,179,389.48
Health Insurance	31,633.26
Insurance	1,950.83
Job Supplies	297,790.19
Legal & Professional Services	107,832.80
License 3rd party	40,000.00
Meals & Entertainment	29,528.18
Office Supplies & Software	23,108.40
Payroll Expenses	
Bonus	71,073.20
Payroll processing fees	57.00
Taxes	23,062.81
Wages	230,500.00
Workers' Compensation insurance	4,181.63
Total Payroll Expenses	**328,874.64**
Reimbursable Expenses	555.42
Rent & Lease	23,678.01
Software Subscriptions	58,991.78
Taxes & Licenses	2,003.03
Travel	80,184.36
Utilities	17,819.78
Total Expenses	**$2,523,873.69**
NET OPERATING INCOME	**$ -2,539,235.15**
Other Income	
Federal R&D Tax Credit	13,764.00
Interest Earned	231.15
Other Income	16,763.84
Total Other Income	**$30,758.99**
Other Expenses	
Unrealized Gain or Loss	0.00
amortization	96,218.28

CUBIOS INC

Profit and Loss

January - December 2022

	TOTAL
Stock compensation Expense	93,775.79
Total Other Expenses	**$189,994.07**
NET OTHER INCOME	**$ -159,235.08**
NET INCOME	**$ -2,698,470.23**

CUBIOS INC

Profit and Loss

January - December 2023

	TOTAL
Income	
Sales	
Return purchase	-20,553.31
Sales - Hardware	371,342.04
Total Sales	**350,788.73**
Uncategorized Income	1,299.45
Total Income	**$352,088.18**
Cost of Goods Sold	
Cost of Goods Sold	90.39
Merchant account fees	14,906.53
Shipping, Freight & Delivery	36,614.62
Shipping reimbursement from customers	-179.77
Total Shipping, Freight & Delivery	**36,434.85**
Total Cost of Goods Sold	**$51,431.77**
GROSS PROFIT	**$300,656.41**
Expenses	
Advertising & Marketing	123,633.55
Bank Charges & Fees	7,816.18
Contractors	785,442.29
Health Insurance	29,691.71
Insurance	-3,623.78
Job Supplies	3,933.44
Legal & Professional Services	99,679.11
Meals & Entertainment	26,661.13
Office Supplies & Software	16,596.53
Other Business Expenses	8,495.43
Payroll Expenses	9,752.21
Bonus	61,858.54
Payroll processing fees	1,059.00
Taxes	18,799.66
Wages	167,399.79
Workers' Compensation insurance	3,509.34
Total Payroll Expenses	**262,378.54**
Purchases	106.95
Reimbursable Expenses	2,069.36
Rent & Lease	19,428.20
Software Subscriptions	74,315.39
Travel	52,762.63
Accommodation	6,539.92
Airfare	14,741.56

CUBIOS INC

Profit and Loss

January - December 2023

	TOTAL
Ground transportation	9,031.97
Total Travel	**83,076.08**
Utilities	8,538.90
Total Expenses	**$1,548,239.01**
NET OPERATING INCOME	**$ -1,247,582.60**
Other Income	
Cashback rewards	443.36
Federal R&D Tax Credit	14,809.22
Interest Earned	1,249.97
Other Income	337.09
Total Other Income	**$16,839.64**
Other Expenses	
Unrealized Gain or Loss	0.00
amortization	206,856.27
Crypto trade results - realized	16.57
Stock compensation Expense	60,764.88
Total Other Expenses	**$267,637.72**
NET OTHER INCOME	**$ -250,798.08**
NET INCOME	**$ -1,498,380.68**

CUBIOS INC

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-2,698,470.23
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due from Partners	-25,224.66
StartEngine clearing account	-16,422.38
Intellectual Property:IP accumulated amortization	96,218.28
Accounts payable	134,036.55
BoA CC *0367	-23.88
Brex CC Cubios Inc	-47,892.35
Deferred Revenue	906,664.48
Other Current Liabilities	-134,589.13
Payroll Liabilities:Federal Unemployment (940)	-42.00
Shareholder loan	23.88
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**912,748.79**
Net cash provided by operating activities	**$ -1,785,721.44**
INVESTING ACTIVITIES	
Intellectual Property	-536,682.96
Net cash provided by investing activities	**$ -536,682.96**
FINANCING ACTIVITIES	
Convertible Note	121,395.00
APIC Non-Voting CS	275,999.50
APIC Options and Stock Awards Vesting	93,775.79
APIC Preferred Round A	49,999.11
Non-Voting CS issuance cost	-49,616.58
Share Capital Non-Voting CS	2.68
Share Capital Preferred Round A	0.89
Net cash provided by financing activities	**$491,556.39**
NET CASH INCREASE FOR PERIOD	**$ -1,830,848.01**
Cash at beginning of period	2,061,953.04
CASH AT END OF PERIOD	**$231,105.03**

CUBIOS INC

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,498,380.68
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Advances to contractors - China operations	0.00
Advances to contractors - Inventory production	-803,758.60
Amazon clearing account	-4,533.91
Due from Partners	-1,249.97
Shopify clearing account	0.00
StartEngine clearing account	662.73
Accumulated Amortization (purchase)	0.00
Intellectual Property:IP accumulated amortization	206,856.27
Accounts payable	6,493.70
BoA CC *0367	0.00
Brex CC Cubios Inc	-4,446.19
Deferred Revenue	-312,664.97
Payroll Liabilities	57,780.98
Sales Tax Payable	-1,291.54
Shareholder loan	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-856,151.50**
Net cash provided by operating activities	**$ -2,354,532.18**
INVESTING ACTIVITIES	
Intellectual Property	-389,163.26
Net cash provided by investing activities	**$ -389,163.26**
FINANCING ACTIVITIES	
Convertible Note	1,850,091.67
APIC Options and Stock Awards Vesting	60,764.88
APIC Preferred Round AA	1,000,000.00
Net cash provided by financing activities	**$2,910,856.55**
NET CASH INCREASE FOR PERIOD	**$167,161.11**
Cash at beginning of period	231,105.03
CASH AT END OF PERIOD	**$398,266.14**

	Preferred Stock		Common stock		Additional	Accumulated	Total
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Stockholders'
Shares issued for cash	8,928	1	106,179	11	325,999	-	326,011
Shares issued for services	-	-	75,118	8	93,776	-	93,784
Net income (loss)	-	-	-	-	-	(2,698,470)	(2,698,470)
31-Dec-22	8,928	$ 1	181,297	$ 19	$ 419,774	$ (2,698,470)	$ (2,278,676)
Shares issued for services	-	-	10,000	1	60,765	-	60,766
Shares issued for cash	-	-	-	-	1,000,000	-	1,000,000
Net income (loss)	-	-	-	-	-	(1,498,381)	(1,498,381)
31-Dec-23	8,928	$ 1	191,297	$ 20	$ 1,480,539	$ (4,196,851)	$ (2,716,291)

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

CERTIFICATION

I, Maxim Filin, Principal Executive Officer of Cubios, Inc., hereby certify that the financial statements of Cubios, Inc. included in this Report are true and complete in all material respects.

Maxim Filin

Chief Executive Officer